Exhibit 12
CENTURYLINK, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Six Months Ended June 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
	(Dollars in millions)
Income before income taxes and cumulative effect of change in accounting principle	$697	1,316	1,110	224	1,250	948
Less: income from equity investee	(14)	(25)	(22)	(24)	(15)	(13)
Add: estimated fixed charges	773	1,516	1,502	1,486	1,504	1,223
Add: estimated amortization of capitalized interest	10	19	17	16	15	12
Add: distributed income of equity investee	12	19	22	14	12	14
Less: interest capitalized	(24)	(52)	(47)	(41)	(43)	(25)
Total earnings available for fixed charges	$1,454	2,793	2,582	1,675	2,723	2,159
Estimate of interest factor on rentals	$78	152	144	147	142	126
Interest expense, including amortization of premiums, discounts and debt issuance costs	671	1,312	1,311	1,298	1,319	1,072
Interest capitalized	24	52	47	41	43	25
Total fixed charges	$773	1,516	1,502	1,486	1,504	1,223
Ratio of earnings to fixed charges	1.88	1.84	1.72	1.13	1.81	1.77